FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2003

SR Telecom Inc. (Translation of registrant’s name into English)

Corporate Head Office 8150 Trans-Canada Hwy, Montreal, Qc H4S 1M5, (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pierre St-Arnaud (Registrant)

By:	/s/ Pierre St-Arnaud (Signature)*

Date: December 11, 2003 * Print the name and title of the signing officer under his signature.

News Release

For more information:

David Adams (Senior Vice-President, Finance and CFO) (514) 335-4035 david_adams@srtelecom.com	Scott Lawrence (Maison Brison) (514) 731-0000 scott@maisonbrison.com

SR Telecom’s stride2400 Selected for Voice and Internet Project in U.S. Southwest Texas Telephone project will connect previously underserved areas

MONTREAL, December 11, 2003 — SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) today announced that its strideTM2400 fixed wireless access solution has been selected by Southwest Texas Telephone Company to deliver voice and broadband data services to previously difficult to serve areas in the state. Deliveries are expected to begin late in the fourth quarter of 2003.

Southwest Texas Telephone will deploy the first of its stride2400 networks in the area surrounding its Vinegarroon exchange. The system will offer voice with CLASS features including call-waiting, call-forwarding and caller ID, as well as V.90 dial-up and ADSL Internet services to the company’s subscriber base. Southwest Texas Telephone also expects to use the stride2400 system to serve other regions in its vast service area.

“We selected SR Telecom because they truly understand the difficulties we face in delivering state-of-the-art services to our subscribers in remote areas,” said Gary Gilmer, Southwest Texas Telephone’s President. “The stride2400 system provides us with the full range of features our customers require and offers us the flexibility and reliability we need to deliver those services at a reasonable cost.”

“We are delighted to assist Southwest Texas Telephone Company in the expansion of their network,” said Peter Carson, SR Telecom’s Vice President, Sales for the Americas. “This new customer relationship enables us to expand our footprint in the United States and gives us another proof point in which to demonstrate the strengths of the stride2400 system. The Southwest Texas Telephone network, with its subscriber base sparsely spread across a large area, is a perfect example of the potential market we see for this product.”

About stride2400

stride2400 is last-mile access solution that enables operators like Southwest Texas Telephone Company to generate new revenue streams by offering a full range of voice services, including CLASS features, dial-up Internet and ADSL services to underserved areas of the rural United States. It provides excellent performance over long spans (11 miles) and operates in the 2.4 GHz unlicensed frequency band, resulting in reduced infrastructure deployment costs. stride2400 was developed after extensive discussions with many of the more than 1,200 potential independent operating company customers.

About Southwest Texas Telephone Company

Southwest Texas Telephone Company was founded in 1898 and now serves a large part of the rural Texas Hill Country. The company serves 4,636 access lines in 3,675 square miles and provides a state-of-the-art telephone network featuring digital switching, ADSL, fiberoptic transmission facilities, equal access to long distance providers, and the latest in enhanced calling features. For more information on Southwest Texas Telephone Company, please visit their web site (www.swtexas.com).

About SR Telecom

SR TELECOM (TSX: SRX, Nasdaq: SRXA) is a world leader and innovator in Fixed Wireless Access technology, which links end-users to networks using wireless transmissions. SR Telecom’s solutions include equipment, network planning, project management, installation and maintenance services. The Company offers one of the industry’s broadest portfolios of fixed wireless products, designed to enable carriers and service providers to rapidly deploy high-quality voice, high-speed data and broadband applications. These products, which are used in over 120 countries, are among the most advanced and reliable available today.

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FORWARD-LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management’s best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company’s products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM and STRIDE are trademarks of SR Telecom Inc. All rights reserved 2003. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 3345.7783